FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Board and Senior Leadership Appointments
Toronto, Ontario (September 10, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the appointment of Tony Giardini to its Board of Directors. Additionally, Scott K. Parsons has been appointed Senior Vice President, Corporate Development and Investor Relations, and Khalid Elhaj has been appointed Vice President, Business Development and Investor Relations.
Tony Giardini brings more than 40 years of financial and senior leadership experience within the mining sector. He is currently President and Chief Executive Officer of Trilogy Metals Inc. Mr. Giardini previously served as President of Ivanhoe Mines Ltd. from May 2019 to March 2020 and was Executive Vice President and Chief Financial Officer of Kinross Gold Corporation from December 2012 to April 2019. He was Chief Financial Officer of Ivanhoe Mines Ltd. from May 2006 to April 2012. Prior to joining Ivanhoe Mines Ltd., Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice President and Treasurer. Mr. Giardini is a Chartered Professional Accountant, Certified Public Accountant, and Chartered Business Valuator, and spent 12 years with accounting firm KPMG prior to joining Placer Dome Inc.
Scott Parsons joined Alamos in 2013 and has held positions of progressively increased scope and responsibility, including being appointed Vice President of Investor Relations in 2015, and Senior Vice President of Investor Relations in 2023. Additionally, Scott has been a key member of the Business Evaluations Committee since 2016. He has more than 20 years of capital markets, finance and investor relations experience in progressive roles, primarily in the mining industry. In his expanded role, Scott will lead the Corporate Development function and Business Evaluation Committee in identifying, evaluating, and executing business development and other value creation opportunities.
Khalid Elhaj joined Alamos in 2015 and has held roles with increasing responsibility including being appointed Vice President, Business Strategy in 2022. He has more than 15 years of mining industry experience in progressive roles that include Corporate Development, Business Planning, Investor Relations, and Treasury. Khalid will work closely with Scott in both Investor Relations and Corporate Development.
“On behalf of the Board and the entire team at Alamos Gold, I would like to welcome Tony as a new member of our board. Tony brings a wealth of industrial, financial and executive leadership experience. His deep understanding of the mining industry, coupled with his extensive financial expertise, makes him an excellent addition to our Board. I would also like to congratulate Scott and Khalid on their appointments and look forward to their ongoing contributions as we continue to execute on our growth initiatives and create value for our shareholders,” said John A. McCluskey, President and Chief Executive Officer.

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain statements in this Press Release are “forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws and are generally, but not always, identified by the use of forward-looking terminology such as “ongoing”, “continue”, "will", "may", or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved. Forward-looking statements in this press release include information regarding growth initiatives, value to shareholders, and expectations pertaining to future performance. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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